UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ALTA EQUIPMENT GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02128L106

(CUSIP Number)

Ryan Greenawalt

Alta Equipment Group Inc.

13211 Merriman Road

Livonia, MI 48150

(248) 449-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02128L106

1	NAME OF REPORTING PERSONS Ryan Greenawalt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,417,540
	8	SHARED VOTING POWER 194,210
	9	SOLE DISPOSITIVE POWER 5,417,540
	10	SHARED DISPOSITIVE POWER 194,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,611,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%*
14.	TYPE OF REPORTING PERSON IN

*	Calculation based on 33,147,140 shares of Common Stock outstanding, as of May 6, 2024.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed on February 24, 2020, and relates to the common stock, $0.0001 par value per share (“Common Stock”), of Alta Equipment Group Inc. (the “Issuer”), having its principal executive office at 13211 Merriman Road, Livonia, MI 48150.

This Amendment No. 2 is being filed to report that the beneficial ownership of Common Stock by the Reporting Persons (as defined below) has decreased by more than 1% as a result of transfers of Common Stock as described below.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by Ryan Greenawalt (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Alta Equipment Group, Inc., 13211 Merriman Road, Livonia, MI 48150.

(c) The Reporting Person is the Chairman and Chief Executive Officer of Alta Equipment Group, Inc., 13211 Merriman Road, Livonia, MI 48150.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Substantially all shares were purchased or otherwise acquired from the issuer by the Reporting Person prior to the issuer becoming an Exchange Act of 1934 reporting company. To the extent the shares were purchased, they were purchased with the Reporting Persons’ personal funds. The Reporting Person also received Common Stock in relation to equity awards for compensation from the Issuer’s long-term incentive plans.

ITEM 4.	PURPOSE OF THE TRANSACTION

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters but has no present intention of doing so.

As described elsewhere in this statement, the purpose of the transaction was to implement certain estate planning measures for the benefit of the descendants of the Reporting Person and his spouse.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns 5,611,750 shares, or 16.9%, of the Issuer’s Common Stock,

(b) Mr. Greenawalt may be deemed to hold sole voting and dispositive power over 5,417,540 shares of Common Stock of the Issuer and shared voting and dispositive power over 194,210 shares of Common Stock.

(c) On May 24, 2024, Mr. Greenawalt completed an estate planning transaction pursuant to which he transferred 453,495 shares of the Issuer’s Common Stock for no consideration to Snowbird Capital LLC, an entity owned by an irrevocable trust created for the benefit of Mr. Greenawalt’s direct descendants. Steven Greenawalt, Mr. Greenawalt’s father, has voting and investment power of the shares held by Snowbird Capital LLC as the manager of Snowbird Capital LLC. Mr. Greenawalt disclaims beneficial ownership of the shares held by Snowbird Capital LLC. Upon request by the Commission, the Issuer or the Reporting Person shall provide full information regarding the transaction disclosed above. The transactions took place in Livonia, Michigan.

On May 24, 2024, the Reporting Person transferred 78,002 shares of the Issuer’s Common Stock for no consideration to a family trust in which Reporting Person retains a pecuniary interest and shares voting and dispositive power. The Reporting Person and his spouse are trustees of the family trust and their direct descendants are the beneficiaries.

(d) To the best knowledge of the Reporting Person, except as set forth in this Amendment No. 2 to the Schedule 13D, no person other than the Reporting Person has the right to receive or the power to direct the receipt of any dividends from or the proceeds from any sale of the shares of common stock reported as sole voting and dispositive power in Item 5(b). The Reporting Person and his spouse share the right to receive and the power to direct the receipt of any dividends from or the proceeds from any sale of the shares of common stock reported as shared voting and dispositive power in Item 5(b).

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2024

By:	/s/ Ryan Greenawalt
Name:	Ryan Greenawalt